Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Norbert Bischofberger 333 Lakeside Drive Foster City, CA 94404 US	2. Issuer Name and Ticker or Trading Symbol Gilead Sciences, Inc. (GILD)		6. Relationship of Reporting Person(s) to Issuer Officer ________________________ SVP, Research
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/28/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/28/03		M		22,040	A	4.5000		D
Common Stock	4/28/03		M		30,000	A	6.5313		D
Common Stock	4/28/03		M		10,000	A	6.5313		D
Common Stock	4/28/03		S		15,000	D	46.3800		D
Common Stock	4/28/03		S		5,000	D	46.4200		D
Common Stock	4/28/03		S		32,040	D	46.3900	161,342	D
Common Stock								2,000	I	by Son
Common Stock								2,000	I	by Daughter
Common Stock								48,036	I	by Trust
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	6.5313	4/28/03		M			10,000		7/16/2007	Common Stock	10,000		58,316	D
Non-Qualified Stock Option (right to buy)	4.5000	4/28/03		M			22,040		08/06/2006	Common Stock	22,040			D
Non-Qualified Stock Option (right to buy)	6.5313	4/28/03		M			30,000		07/16/2007	Common Stock	30,000		61,684	D
Explanation of Responses
All shares and dollar amounts reflect two-for-one splits in February 2001 and March 2002.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: /s/ Norbert W. Bischofberger	Date: 4/29/2003